L.L. AKB



SE 17016784 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIVE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9017 5TH AVENUE
(No. and Street)

BROOKLYN	NY	11209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SULLIVAN (Area Code – Telephone Number) 212 687-5650

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LLP

(Name – *if individual, state last, first, middle name*)

290 BROAD HOLLOW ROAD	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 0 1 2017
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIVE CAPITAL MARKETS LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

MICHAEL ZENICK
Notary Public, State of New York
No. 01ZE6045561
Qualified in New York County
Commission Expires 7/31/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report
- ☒ (p) Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arive Capital Markets, LLC

Financial Statements and Supplementary Information
December 31, 2016

Table of Contents


NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Arive Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Arive Capital Markets, LLC (the "Company") as of December 31, 2016, and the related statement of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arive Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

NawrockiSmith

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Arive Capital Markets, LLC's financial statements. The supplementary information is the responsibility of Arive Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
February 16, 2017

Nawrocki Smith LLP

Arive Capital Markets, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	12,540
Deposit with clearing organization		25,000
Accounts receivable		208,514
Other assets		38,596
Goodwill		65,000
TOTAL ASSETS	$	349,650
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable	$	214,675
Payroll liabilities		800
Subordinated debt		65,000
Total liabilities		280,475
Member's equity		69,175
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	349,650

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Operations
For the Year Ended December 31, 2016

Revenue:		
Commissions	$	1,500,844
Other		248,874
Debt forgiveness		35,001
Total revenue		1,784,719
Expenses:		
Commissions and compensation		1,379,478
Regulatory and professional fees		141,881
Communications		9,708
Other		10,335
Insurance		15,493
Interest		1,217
Occupancy		49,958
Clearing fees		183,056
Total operating expenses		1,791,126
Net loss	$	(6,407)

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Member's Equity
For the Year Ended December 31, 2016

Balance at December 31, 2015	$	89,132
Member's Distributions		(13,550)
Net loss		(6,407)
Balance at December 31, 2016	$	69,175

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

Subordinated debt at December 31, 2015	$100,001
Forgiveness of subordinated debt	(35,001)
Subordinated debt at December 31, 2016	$ 65,000

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (6,407)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Accounts receivable	(89,142)
Other assets	236
Accounts payable	131,092
Total adjustments	42,186
Net cash provided by operating activities	35,779
Cash flows from financing activities	
Forgiveness of subordinated debt	(35,001)
Member's distributions	(13,550)
Net cash used by financing activities	(48,551)
Net decrease in cash	(12,772)
Cash at the beginning of the year	25,312
Cash at the end of the year	$ 12,540

See accompanying notes to financial statements

Arive Capital Markets, LLC

Notes to Financial Statements

Note 1 Business

Principal Business Activity

Arive Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. The company maintains a piggyback clearing agreement with Alexander Capital LP. All securities transactions are ultimately cleared through correspondent clearing brokers RBC Capital Markets or COR Clearing on a fully disclosed basis.

Note 2 Summary of Significant Accounting Policies

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Agreement with Clearing Brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its ultimate clearing brokers on a fully disclosed basis.

Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2016, resulted in no impairment losses.

Commissions

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. Commissions and related clearing expenses that are administered via COR Clearing are currently recorded on a trade date basis due to the existing accounting protocol at COR.

Income Taxes

The Company is organized as a Limited Liability Company. In lieu of corporate income taxes, the member is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2015 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2016.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the period from September 3, 2013 (date of inception) through December 31, 2016, was not material.

Subsequent Events

Subsequent events have been evaluated through February 16, 2016, which is the date the financial statements were available to be issued.

Note 3 Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash -
The carrying amounts reported on the Statement of Financial Condition for cash approximate those assets' fair values. Cash is generally categorized in level 1 of the fair value hierarchy.

Deposit with clearing broker -
Deposit with clearing broker consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturity or has a short-term maturity and carries an interest rate that approximates market rates. The deposit with clearing broker is generally categorized in level 1 of the fair value hierarchy.

Accounts payable -
The carrying amounts of accounts payable approximate their fair value due to their short-term nature. Accounts payable are generally categorized in level 1 of the fair value hierarchy.

Note 4 Deposit with Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer which in turn introduces those trades to major correspondent clearing firms on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on settlement date and recorded as a receivable by the Company. The receivable is generally paid within 10 days of month-end. The Company is required to maintain a minimum $25,000 deposit with one organization to collateralize certain transactions.

Note 5 Operating Lease

The Company has entered into agreements with its branch offices where each office is responsible for rent and office equipment. Total rent expense for the year ended December 31, 2016, was $24,000.

Note 6 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2016, and the Company has not experienced any losses from such accounts.

Note 7 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $30,579 and a net capital requirement of $14,365.

Note 8 Subordinated Debt

On December 5, 2013, members of Arive Capital Holdings LLC loaned $100,001 to the Company for working capital. The loans mature on December 5, 2018. The interest rate is stated on each agreement at 8.25% and is payable at the maturity date or earlier at the discretion of the Company. This debt is subordinated to all other creditors of the Company.

In August 2016, three subordinated lenders of Arive Capital Holdings LLC forgave their loans which comprised a total of $35,001. Consequently, $65,000 of subordinated loans remain.

Note 9 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 10 Subsequent Event and Management's Plan

A going concern opinion was issued for the 2015 Annual Audited Report due to large losses. In 2016, company revenues substantially increased while the annual loss was small. Management feels the company is on a positive trajectory to continue revenue growth. Management is in the process of taking the necessary actions to be approved for an expansion of business with FINRA, the company's self-regulating organization. This plan includes the permission to add additional revenue-producing personnel and transact business in more products.

Supplementary Information

Schedule I

Arive Capital Markets, LLC

Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement pursuant to SEC Rule 17a-5(d)(4)
December 31, 2016

Net capital:		
Member's equity (deficit)	$	69,175
Subordinated debt		65,000
Total member's equity (deficit)		134,175
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		38,596
Goodwill		65,000
Total nonallowable assets		103,596
Net capital	$	30,579
Aggregate indebtedness:		
Items included in balance sheet -		
Accounts payable and accrued expenses	$	215,475
Net capital requirement	$	14,365
Excess net capital	$	16,214
Ratio: Aggregate indebtedness to net capital		7.04 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

See Independent Auditor's Report.

Arive Capital Markets, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

Arive Capital Markets, LLC

Exemption Report

Arive Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas Sullivan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.




NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Arive Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arive Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 16, 2017

Nawrocki Smith LLP


NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Arive Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Arive Capital Markets, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 16, 2017

Nawrocki Smith LLP